Exhibit (d)(ix)(a)

November 30, 2018

Board of Trustees
SA Funds – Investment Trust
10 Almaden Blvd., 15th Floor
San Jose, CA 95113

RE:	Fee Waiver and Expense Reimbursement Letter Agreement

Dear Gentlemen,

Each fund listed on the attached Schedule A (each, a “Fund”) is a series of the SA Funds – Investment Trust, a Delaware statutory trust (the “Trust”). The Trust, on behalf of each Fund, has entered into an investment advisory and administrative services agreement with [Name of Adviser upon closing of merger agreement] (the “Adviser”), whereby the Adviser provides investment advisory and administrative services to each fund (the “Advisory Agreement”).

The Adviser hereby agrees, with respect to each Fund, for so long as this agreement is in effect, to waive the fees payable to the Adviser under the Advisory Agreement with respect to the Fund or to reimburse the operating expenses allocable to the Fund, to the extent that the Fund’s operating expenses (excluding interest, taxes, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) (“Operating Expenses”) exceed, in aggregate, the rate per annum as set forth in Schedule A. All amounts waived or reimbursed may be subject to recapture pursuant to the terms of the Advisory Agreement.

The foregoing expense limitations, effective November 30, 2018 (the “Effective Date”), shall remain effective for all Funds until October 28, 2021. This agreement may only be amended or terminated with the approval of the Trust’s Board of Trustees.

This agreement is subject to the terms and conditions of the Advisory Agreement and shall be governed by, and construed and enforced in accordance with the laws of the state of California, except insofar as federal laws and regulations are controlling.

If you are in agreement with the foregoing, please sign the form of acceptance in the counterpart listed below, and return the same to the Adviser.

Best regards,

	BAM Advisor Services, LLC	The foregoing agreement is hereby accepted as of November 30, 2018

By:	/s/Michael Clinton	SA FUNDS – INVESTMENT TRUST
Name:	Michael Clinton	on behalf of each Fund listed in Schedule A to this agreement
Title:	President, Advisor Services	By:	/s/Alexander B. Potts
		Name:	Alexander B. Potts
		Title:	President and CEO

Schedule A

Investor Class

Fund	Fee Cap for Investor Class Shares

(Shown is the Resulting Ratio of Total Annual Fund Operating Expenses Expressed as a Percentage)
SA Global Fixed Income Fund	0.75%
SA US Fixed Income Fund	0.65%
SA US Core Market Fund	0.90%
SA US Value Fund	1.00%
SA US Small Company Fund	1.15%
SA International Value Fund	1.20%
SA International Small Company Fund	0.75%
SA Real Estate Securities Fund	0.95%
SA Emerging Markets Value Fund	1.35%

Select Class

The Fee Cap for Select Class Shares of each Fund listed in the table above is 0.20% lower than the Investor Class shares’ total annual operating expense ratio after fee waiver and/or expense reimbursement. The Fee Cap for Select Class Shares of each Fund is listed in the table below.

Fund	Fee Cap for Select Class Shares

(Shown is the Resulting Ratio of Total Annual Fund Operating Expenses Expressed as a Percentage)
SA Global Fixed Income Fund	0.55%
SA US Fixed Income Fund	0.45%
SA US Core Market Fund	0.70%
SA US Value Fund	0.80%
SA US Small Company Fund	0.95%
SA International Value Fund	0.95%
SA International Small Company Fund	0.55%
SA Real Estate Securities Fund	0.75%
SA Emerging Markets Value Fund	1.15%